                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                               -----------------

                                   FORM 11-K

                               -----------------

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

                      For the Year Ended December 31, 1995

                               -----------------

                       GRANCARE, INC. 401(k) SAVINGS PLAN

                                 GRANCARE, INC.

                         One Ravinia Drive, Suite 1500

                            Atlanta, Georgia  30346

                               -----------------

                       Commission File Number   1-19571

Items 1-3 not applicable under ERISA Filing.

Item 4.   Financial Statements and Exhibits.

          Financial Statements                                       Page No.

          Independent Auditors' Report                                    1

          Independent Auditors' Consent                                   2

          Financial Statement Index                                       5


          Supplemental Schedules Furnished Pursuant to Department of Labor's Rules and Regulations

          Item 27a - Schedule of Assets Held for Investment Purposes

          Item 27d - Schedule of Reportable Transactions

          All other schedules are omitted because they are not applicable

              [LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE]


 INDEPENDENT AUDITORS' REPORT

 Board of Directors

 GranCare, Inc. 401(k) Savings Plan:

 We have audited the accompanying statements of net assets available for benefits of GranCare, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits with supplemental fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules listed in the Table of Contents are also presented for the purpose of additional analysis and are not a required part of the basic 1995 financial statements, but are supplementary schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1995 financial statements taken as a whole.


 /S/DELOITTE & TOUCHE LLP

 June 14, 1996

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 GRANCARE, INC. 401(k) SAVINGS PLAN

                                 By /s/ Mark Rubenstein - VP
                                   ------------------------------------

                                   Mark Rubenstein, Plan Administrator

Date:  June 14, 1996

              [LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE]


- --------------------------------------------------------------------------------


                      GRANCARE, INC. 401(K) SAVINGS PLAN

                             FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994,
                            SUPPLEMENTAL SCHEDULES
                     FOR THE YEAR ENDED DECEMBER 31, 1995,
                       AND INDEPENDENT AUDITORS' REPORT


- --------------------------------------------------------------------------------




- ---------------
DELOITTE TOUCHE
THOMATSU
INTERNATIONAL
- ---------------

GRANCARE, INC. 401(K) SAVINGS PLAN:

TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                           Page

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1995 AND 1994:

  Statements of Net Assets Available for Benefits                            1

  Statements of Changes in Net Assets Available for Benefits
    With Supplemental Fund Information                                       2

  Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1995:

  Item 27a - Schedule of Assets Held for Investment Purposes                 9

  Item 27d - Schedule of Reportable Transactions                            10

Schedules required under the Employment Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

GRANCARE,INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

ASSETS                                          1995            1994
INVESTMENTS - At fair value (Note 4):
 Money Market Fund                         $  4,508,824    $  3,163,876
 Income Fund of America                       5,131,557       2,603,640
 Investment Company of America                6,329,845       2,934,581
 Company Stock Fund                           1,286,181         883,960
 Loan Fund                                       33,206          71,182
                                           ------------    ------------
                                             17,289,613       9,657,239

CONTRIBUTIONS RECEIVABLE:
  Participants                                  375,000         215,125
  Company                                     1,577,744       1,206,900
                                           ------------    ------------
                                              1,952,744       1,422,025

INTEREST AND DIVIDENDS RECEIVABLE               145,428          70,217
                                           ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 19,387,785    $ 11,149,481
                                           ============    ============

See notes to financial statements.

GRANCARE, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                              Supplemental Information By Fund
                                             -----------------------------------------------------------------------
                                                                                             Company
                                                Income      Investment        Money         Stock Fund-
                                                Fund of     Company           Market        GranCare,       Loan
                                                America     of America        Fund          Inc.            Fund           Total
ADDITIONS:
  Contributions:
  Participants                                $1,040,313     $1,446,712     $  757,143     $  540,986                   $ 3,785,154
  Company                                        182,806        150,650      1,620,308         58,757                     2,012,521
  Interest                                         3,651          4,335        214,283          3,492                       225,761
  Dividends                                      263,067        341,326                                                     604,393
  Net appreciation (depreciation) in fair
   value of investments (Note 4)                 644,258        737,760                      (205,908)                    1,176,110
  Transfer from other plan (Note 3)              734,588        793,712        951,418         88,998                     2,568,716
  Other                                                                        (20,434)        (7,503)                      (27,937)

                                              ----------     ----------     ----------      ---------     ----------    -----------
 Total additions                               2,868,683      3,474,495      3,522,718        478,822                    10,344,718

DEDUCTIONS:
  Benefits paid to participants                  473,012        607,043        856,777        169,582                     2,106,414
  Interfund transfers out (in)                  (310,094)      (599,317)     1,020,883       (111,472)                            -
  Loan payments                                                                (37,977)                   $   37,977              -
                                              ----------     ----------     ----------      ---------     ----------    -----------

 Total deductions                                162,918          7,726      1,839,683         58,110         37,977      2,106,414
                                              ----------     ----------     ----------      ---------     ----------    -----------

INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                        2,705,765      3,466,769      1,683,035        420,712        (37,977)     8,238,304

NET ASSETS AVAILABLE FOR BENEFITS -
 Beginning of year                             2,743,880      3,039,762      4,365,920        928,736         71,183     11,149,481
                                              ----------     ----------     ----------      ---------     ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS - End
 of year                                      $5,449,645     $6,506,531     $6,048,955     $1,349,448    $    33,206    $19,387,785
                                              ----------     ----------     ----------      ---------     ----------    -----------

                                                                     (Continued)

GRANCARE, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                             Supplemental Information By Fund
                                                     -----------------------------------------------------------------
                                                                                                   Company
                                                       Income       Investment        Money       Stock Fund -
                                                       Fund of        Company         Market       GranCare,     Loan
                                                       America      of America         Fund           Inc.       Fund       Total
ADDITIONS:
  Contributions:
    Participants                                     $  778,890     $  978,554      $  618,423     $392,093             $ 2,767,960
    Company                                              68,778         78,438       1,209,224       32,431               1,388,871
  Interest                                                  516            603         113,774          765                 115,658
  Dividends                                             129,487        150,852                                              280,339
  Net depreciation in fair
   value of investments (Note 4)                       (181,665)      (174,380)                     (63,371)               (419,416)
  Transfer from other plan (NOte 3)                                                  1,793,745                            1,793,745
  Other                                                                                               4,039    $85,054       89,093
                                                     ----------     ----------      ----------     --------    -------  -----------

          Total additions                               796,006      1,034,067       3,735,166      365,957     85,054    6,016,250

DEDUCTIONS:
  Benefits paid                                         315,813        324,357         553,573      157,301        838    1,351,882
  Interfund transfers out (in)                         (692,914)      (794,973)      1,679,741     (204,887)    13,033          -
                                                     ----------     ----------      ----------     --------    -------  -----------

          Total deductions                             (377,101)      (470,616)      2,233,314      (47,586)    13,871    1,351,882
                                                     ----------     ----------      ----------     --------    -------  -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         1,173,107      1,504,683       1,501,852      413,543     71,183    4,664,368
NET ASSETS AVAILABLE FOR BENEFITS-Beginning of
 year                                                 1,570,773      1,535,079       2,864,068      515,193               6,485,113
                                                     ----------     ----------      ----------     --------    -------  -----------

NET ASSETS AVAILABLE FOR BENEFITS-End of year        $2,743,880     $3,039,762      $4,365,920     $928,736    $71,183  $11,149,481
                                                     ==========     ==========      ==========     ========    =======  ===========

See notes to financial statements.

                                                                     (Concluded)

GRANCARE, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of GranCare 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to "GranCare Savings Plan Summary Plan Description," copies of which are available from the Plan Administrator, for more complete information.

      Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

      General - The Plan is a defined contribution 401(k) plan for eligible employees of GranCare, Inc. and subsidiaries ("GCI"). The Plan became effective as of July 1, 1987; however, there was no plan activity prior to 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Eligibility - Employees become eligible to participate in the Plan upon completion of one year of service and at least 1,000 hours of service. Employees must be age 21 or older to participate in the Plan.

      Contributions- An eligible employee of GCI may authorize pre-tax payroll deductions for the purposes of the Plan of amounts up to 15% of eligible compensation or $7,000 per year (adjusted annually for the cost of living), whichever is less. GCI contributes an amount equal to 25% of the first 4% of each participant's contribution to the Plan. To receive the Company matching contributions, the employee must be employed on the last day of the plan year.

      In addition to the contributions to the 401(k) portion of the Plan, discussed in the previous paragraph, the Company also makes a profit sharing contribution annually. Employees do not need to participate in the 401(k) component of the Plan to receive a profit sharing contribution. The annual contribution is equal to 2% of total compensation and 2% of pay earned over one-half of the Social Security base.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of the Plan earnings based on the participant's account balance.

      Vesting - Participants have a nonforfeitable interest at all times in the value of their individual account.

      Payment of Benefits -The participant's contributions may be withdrawn upon retirement, death, termination of employment, or certain hardship situations.

      Loans - The Plan document does not provide for loans to participants. However, the Plan accepted the loans on the accompanying statements of net assets available in connection with a merger of another plan. The loans bear interest at 10%. They are secured by the account balances of the participant and are generally payable over five years.

      Administrative Expenses - Administrative expenses are paid by GCI.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

      Valuation of Investments - The Plan's investments in the GranCare, Inc. Company Stock Fund and pooled equity funds are stated at fair value as reported by United Missouri Bank, N.A. (the "Trustee") and are based on quoted market prices on the last business day of the plan year.

3.    TRANSFERS FROM OTHER PLANS

      Effective March 31, 1994, the International Health Care Management, Inc. Retirement Savings Plan merged with the Plan and its assets and participants' account balances were transferred to the Plan.

      Effective July 1, 1995, the Automated Pharmaceutical Service 401(k) Retirement Savings Plan and the Compudose Pharmacies 401(k) Retirement Savings Plan were merged with the Plan and their assets and participants' account balances were transferred to the Plan.

4.    INVESTMENTS

      The Plan provides four investment options to participants. Participating employees may elect to have their contributions initially invested 100% in any one, or in multiples of 1%, in any of the following: Company Stock Fund (GranCare, Inc. common stock), two available stock mutual funds of equity securities (Income Fund of America and Investment Company of America, referred to as pooled equity funds), and a Money Market Fund. Participants may change their investment elections more than once each plan year; however, any requested change is effective at the beginning of the next quarter. The Plan's investments are held and transactions are executed by the Trustee.

      The following table presents the fair value of investments at December 31, 1995 and 1994. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                                        1995                               1994
                                                       -----------------------------------    -------------------------------
                                                         Number of         Market                Number of          Market
                                                        Shares/Units        Value               Shares/Units         Value
        Money Market Fund                                               $ 4,508,824                             $3,163,876

        Income Fund of America:
          Income Fund of America                          298,589         4,738,610                194,420       2,554,680
          Money Market Fund                                                 392,947                                 48,960
                                                                        -----------                             ----------
                                                                          5,131,557                              2,603,640

        Investment Company of America:
          Investment Company of America                   268,786         5,808,457                162,241       2,866,801
          Money Market Fund                                                 521,388                                 67,780
                                                                        -----------                             ----------
                                                                          6,329,845                              2,934,581

        Company Stock Fund:
          GranCare, Inc. Stock                             77,654         1,125,983                 48,062         841,085
          Money Market Fund                                                 160,198                                 42,875
                                                                        -----------                             ----------
                                        -                                 1,286,181                                883,960

        Loan Fund                                                            33,206                                 71,182
                                                                        -----------                             ----------

                Total Investments                                       $17,289,613                             $9,657,239
                                                                        ===========                             ==========

                                      -6-

   During the years ended December 31, 1995 and 1994, the net appreciation (depreciation) in fair value of investments was as follows:

                                                   1995            1994
        Income Fund of America                  $  644,258      $ (181,665)
        Investment Company of America              737,760        (174,380)
        Company Stock Fund                        (205,908)      $ (63,371)
                                                ----------      ----------

                                                $1,176,110      $ (419,416)
                                                ==========      ==========

   Transactions in the common stock of GCI for the years ended December 31, 1995 and 1994 were as follows:

                                                               1995                            1994
                                                     ---------------------------    ----------------------------
                                                       Shares          Amount          Shares          Amount
        Aggregate purchases                            39,110        $641,273          27,305        $521,948


        Aggregate sales and distributions
          to participants                               9,358         169,202           5,812         108,349







5.    BENEFITS PAYABLE

      Benefits payable to participants at December 31, 1995 and 1994 were $497,894 and $310,819, respectively.

6.    RELATED PARTY TRANSACTION

      One of the investment vehicles available to employees, the Company Stock Fund, contains the stock of GCI, the Plan Sponsor. The cost, market value, and number of shares held by the Plan as well as net depreciation is more fully described in Note 4.

      Participant contributions which have been allocated to the Income Fund of America, the Investment Company of America, and the Company Stock Fund are temporarily invested in the Plan Trustee's Money Market Fund until such time as shares of those investment vehicles can be purchased.

7.    INCOME TAX STATUS

      The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                       (See Independent Auditors' Report)

GRANCARE, INC. 401(k) SAVINGS PLAN

ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ----------------------------------------------------------------------------------------------------------------------------


 Party-In                                                                     Shares/                       Current
 Interest    Identity of Issue or Borrower     Description of Investment       Units         Cost            Value
    *      United Missouri Bank, N.A.       Money Market Fund                             $ 4,508,824     $ 4,508,824

           Income Fund of America           Pooled Equity Funds               298,589       4,300,057       4,738,610
    *      United Missouri Bank, N.A.       Money Market Funds                                392,946         392,947

           Investment Company of America    Pooled Equity Funds               268,786       5,288,211       5,808,457
    *      United Missouri Bank, N.A.       Money Market Funds                                521,388         521,388

    *      Company Stock Fund               GranCare, Inc. Stock               77,654       1,374,530       1,125,983
    *      United Missouri Bank, N.A.       Money Market Funds                                160,198         160,198

           Loans to Participants                                                               33,206          33,206
                                                                                         ------------    ------------


                                                                                         $ 16,579,360    $ 17,289,613
                                                                                         ============    ============
    *      Represents party-in-interest to the Plan.

GRANCARE, INC. 401(K) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                                                         CURRENT VALUE
         IDENTITY OF           DESCRIPTION        NUMBER OF    PURCHASE      SELLING         COST OF    ON TRANSACTION  NET GAIN
         PARTY/ASSET            OF ASSET        TRANSACTIONS     PRICE        PRICE           ASSET          DATE        (LOSS)

  SINGLE TRANSACTION:

  United Missouri Bank:
*  Money Market Fund         Money Market                     $ 4,956,071                  $ 4,956,071   $ 4,956,071
   Income Fund of America    Pooled Equity Fund                   809,148                      809,148       809,148
   Investment Company
    of America               Pooled Equity Fund                   902,358                      902,358       902,358

  SERIES OF TRANSACTIONS:

  United Missouri Bank:
*  UMB - Prime - R           Money Market             242      22,497,846                   22,497,846    22,497,846
                                                      148                    $20,116,495    20,116,495    20,116,495
   Income Fund of America    Pooled Equity Fund        18       2,097,978                    2,097,978     2,097,978
                                                       12                        558,305       519,941       558,305    $ 38,364
   Investment Company of
    America                  Pooled Equity Fund        22       2,891,123                    2,891,123     2,891,123
                                                       11                        687,225       622,651       687,225      64,574

*  GranCare, Inc.            Common Stock              16         641,273                      641,273       641,273
                                                        7                        140,199       169,202       140,199     (29,003)